July 9, 2024

Mirta Negrini
Chief Financial Officer
Dolphin Entertainment, Inc.
150 Alhambra Circle, Suite 1200
Coral Gables, FL 33134

       Re: Dolphin Entertainment, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38331
Dear Mirta Negrini:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services